EXHIBIT 1.A.(13)(pp)

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

                              Insured                     Rider for Policy No.



SPECIAL PREMIUM REMITTANCE PLAN

Premiums are due monthly. They may be less than the smallest premium we normally permit; they are being paid under a special plan. If they are no longer to be paid under such a plan, we have the right to require that they be paid less often. If we do so: (1) we will apply the rules which we would have used had there been no special plan; and (2) we will give written notice.

        RIDER ATTACHED TO AND MADE A PART OF THIS CONTRACT ON THE CONTRACT DATE

        Pruco Life Insurance Company of New Jersey,

        By /s/ SPECIMEN
           ---------------------------
           Secretary

PLY 40--84


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